Exhibit 21

SUBSIDIARIES OF WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

Name	Jurisdiction of Incorporation
Warner Chilcott Acquisition Limited	United Kingdom
Chilcott UK Limited	United Kingdom
Warner Chilcott (UK) Limited	United Kingdom
Warner Chilcott Research Laboratories Limited	United Kingdom
Millbrook Limited	United Kingdom
Galen Trustees Limited	United Kingdom
Warner Chilcott Company, Inc.	Puerto Rico
Warner Chilcott Intermediate (Ireland) Limited	Republic of Ireland
Galen (Chemicals) Limited	Republic of Ireland
Chilcott PR	Republic of Ireland
Warner Chilcott Laboratories Ireland Limited	Republic of Ireland
Warner Chilcott (Bermuda) Limited	Bermuda
Warner Chilcott Research Ireland Limited	Republic of Ireland
Warner Chilcott Intermediate (Luxembourg) S.à r.l.	Luxembourg
Warner Chilcott Corporation	Delaware
Warner Chilcott (US), Inc.	Delaware